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                                                                    EXHIBIT 23.1

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We have audited the consolidated financial statements of Neenah Foundry Company as of September 30, 2003 and 2002, and for each of the three years in the period ended September 30, 2003, and have issued our report thereon dated November 10, 2003 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Milwaukee, Wisconsin
November 10, 2003